

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via E-mail</u>
Mr. Feng Peng
Chief Financial Officer
Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17
Shanghai, 200120
People's Republic of China

     Re: Ossen Innovation Co., Ltd.
            Form 20-F
            Filed April 16, 2012
            File No. 1-34999

Dear Mr. Peng:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Terence O'Brien

                         Terence O'Brien
                         Branch Chief